Skadden, Arps, Slate, Meagher & Flom

Av. Brigadeiro Faria Lima, 3311/7° andar

04.538-133 São Paulo - SP - Brazil	AFFILIATE OFFICES
-----------
TEL: +55 11 3708 1820	BOSTON
FAX: +55 11 3708 1845	CHICAGO
www.skadden.com	HOUSTON
LOS ANGELES
NEW YORK
PALO ALTO
WASHINGTON, D.C.
WILMINGTON
June 1, 2021	-----------
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jeffrey Lewis Wilson Lee Maryse Mills-Apenteng James Lopez

Re:           XPAC Acquisition Corp.

Registration Statement on Form S-1
Filed May 13, 2021
File No. 333-256097

Ladies and Gentlemen:

On behalf of our client, XPAC Acquisition Corp. (the “Company”), we hereby provide a response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated May 26, 2021 (the “Comment Letter”) with respect to the above-referenced filing.

Concurrently with the filing of this letter, the Company has filed, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, Amendment No. 1 to the Registration Statement on Form S-1 (“Amended Registration Statement”) in response to the Staff’s comment and to reflect certain other changes.

The heading and paragraph number in this letter correspond to the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in bold and italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amended Registration Statement.

June 1, 2021

Registration Statement on Form S-1
Risk Factors, page 41

1.     We note your risk factor disclosure on page 78 discloses that your warrant agreement has an exclusive forum clause which shall be applicable to any action, proceeding or claim against you arising out of or relating in any way to the warrant agreement, including under the Securities Act, but that such provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act. Please ensure that the forum selection provision in Section 9.3 of your Form of Warrant Agreement filed as Exhibit 4.4 states this clearly or advise us how you will make future investors aware of the provision’s limited applicability.

Response:  The Company respectfully advises the Staff that it has revised Section 9.3 of Exhibit 4.4 to clearly state that such exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act.

June 1, 2021

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please direct any communications to the undersigned at (55) 11 3708-1840 or mathias.vonbernuth@skadden.com.

Very truly yours,

/s/ J. Mathias von Bernuth
J. Mathias von Bernuth

cc:         Chu Chiu Kong

Chief Executive Officer

XPAC Acquisition Corp.